November 10, 2009

Ms. Theresa Messinese

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C 20549

Re:	Form 10-K for the fiscal year ended December 31, 2008
File No. 000-31683

Dear Mrs. Messinese:

This letter is in response to the Staff’s comment letter issued October 14, 2009, with respect to the above-referenced matter concerning Allegiant Travel Company (the “Company”).  The following responds to the item numbers in the Staff’s comment letter:

Item 1. Business, Aircraft Fuel, page 12

1.              We note your efforts to reduce fuel costs by entering into an operating agreement with an airport was well as investing in fuel storage units and transportation facilities involved in the distribution process.  Please provide a discussion which describes the operating agreement, including your obligations, and discuss management’s assessment of the effectiveness of the arrangement in reducing costs.  Also discuss the Company’s activity with regard to the fuel distribution process including the amounts that have been invested and plan to be invested in the future.

Company Response:

AFH, Inc., a wholly owned subsidiary of Allegiant Travel Company, entered into a joint venture agreement with an affiliate of Orlando Sanford International, Inc. (“OSI”) to handle certain fuel operations for the Orlando Sanford International Airport.  The joint venture, which began in January 2007, is responsible for the purchase and transport of jet fuel to a fuel farm facility owned by OSI and operated by a third party, and for the sale of jet fuel to air carriers operating at the Orlando-Sanford International Airport.  AFH, Inc.’s responsibility is to arrange for the fuel purchase, storage and transport of aviation jet fuel into the fuel farm operated by OSI for all consumption at Orlando Sanford International Airport.  In addition AFH, Inc. is responsible for the administrative functions for the joint venture.

AFH, Inc. entered into a five year operating agreement in 2007 with Kinder Morgan Liquids Terminals LLC for the use of two separate storage tanks in Florida which are used in the storage and transportation process.  The extent of the Company’s commitments under this agreement is indicated in the agreement which has been filed as an exhibit to the Company’s SEC filings. AFH, Inc. has no additional obligations related to the joint venture.

The creation of the fueling joint venture has enabled the Company to negotiate slightly more favorable pricing terms with existing fuel suppliers due to our ability to store and transport larger volumes of aviation fuel.  The overall cost savings and profit sharing from the joint venture have been immaterial to the Company’s results of operations to date.  However, we do believe that maintaining our position in the early phases of the distribution channel will be beneficial in the future.  At this time, we have no immediate plans to invest in additional infrastructure, but we expect, from time to time, to evaluate opportunities which may enable us to reduce costs or realize a sufficient return on investment.

In future filings, the Company will be mindful to disclose any material changes in profitability or changes in capital requirements related to this venture or similar ventures.

Selected Financial Data, page 29

2.              Please explain to us and disclose the meaningfulness of operating revenue per ASM (RASM), ancillary revenue per ASM, and total revenue per ASM.  In this regard, we note that certain revenue sources, such as ancillary revenues from the sale of third party products and sub-lease rentals, are not driven based on changes in the number of available seat miles in a period.

Company Response:

Available seat miles (ASM’s) are the typical unit of production most commonly used by investors and analysts in the airline industry.  As such, revenues and expenses of most, if not all, airlines are evaluated on a per ASM basis.  Virtually all of the Company’s revenues are driven by the number of passengers carried. There is a strong correlation between the number of ASM’s and number of passengers as both ASM’s and number of passengers are driven by the number of seats on our flights. The Company contends that revenue sources not directly driven by ASMs are not material but have been adequately disclosed.

In future filings, the Company will monitor and disclose material changes in revenue trends and the effect changes in ASMs have on all material revenue sources.

Item 7. Results of Operations, page 35

Scheduled Service Revenue

3.              It is unclear from your discussion how revenue was impacted by capacity management (reductions) as well as what portion of the increase from 2007 to 2008 was driven specifically by an increase in passenger service versus an increase due to a full year of your newly established destinations in late 2007.  Please revise your disclosure to quantitatively and qualitatively explain each factor’s impact on revenue.

Company Response:

In response to rising fuel prices in 2008, the Company focused on appropriate capacity reductions to ensure continued profitability.  Our route adjustments reflected long-haul route eliminations and frequency reductions in Las Vegas in addition to introducing new service and increased frequency to shorter-haul routes in other leisure destinations.  These adjustments were made primarily due to the Company’s inability to pass on to customers the increased fuel cost through base air fare increases without impairing the Company’s load factor. Base air fares were relatively flat by leisure destinations year over year.   As a result, the leisure market most impacted by capacity cuts was the Las Vegas market.  In 2007 the Las Vegas market represented approximately 58% of the Company’s scheduled service departure production.  Due to capacity reductions made in 2008, Las Vegas departures decreased by 1,417 (2008 compared to 2007) or 9.8% and represented approximately 44% of the Company’s scheduled service departure production in 2008.  Conversely, during this period we realized significant departure growth in Phoenix and Ft. Lauderdale, our two new leisure destinations established in late 2007, and the full-year effect they had on our operations.  In 2007 these two markets accounted for 720 departures or 2.8% of the Company’s total scheduled service departure production.  In 2008 these markets contributed 4,578 departures or 15.5% of the Company’s total scheduled service departure production.

In response to the Staff’s comment, in future filings the Company will continue to monitor and disclose material changes in revenue trends and provide more disclosure concerning capacity changes.

4.              Based on your September 2009 investor presentation, as furnished in your Form 8-K filed on September 22, 2009, your ancillary revenue appears to consist of two broad categories, sales of third-party products (hotels, car rentals, show tickets, theme park tickets, etc.) and unbundled air travel related charges (convenience fee, assigned seat fee, priority boarding fee, checked bag fee, booking fee, etc.).  To provide investors with greater insight into your results of operations, we believe you should consider separately quantifying and discussing revenues from these two ancillary revenue sub-categories.

Company Response:

We have considered separating ancillary revenues into sub-categories and will continue to do so.  However, we do not believe separately quantifying and discussing our ancillary revenue in two revenue sub-categories will be meaningful to investors’ understanding of our results of operations.  Our use of these sub-categories in the investor presentation was merely to identify the wide range of ancillary products we offer.  Each element of ancillary revenue is independent of the base air fare for air transportation, whether provided by us (the unbundled aspects of air travel) or by a third party. In fact, we offer more than 50 different ancillary revenue products from third parties and more than 20 different unbundled ancillary revenue products. Any reporting with respect to the revenues attributable to any groupings of these ancillary revenue products would be arbitrary and would not likely be meaningful to investors.

We believe the take-rate of our various ancillary revenue products varies significantly from market to market and from time to time based upon a myriad of factors, many of which are based on consumer behavior and other factors over which we have little or no control.

Here are several examples:

1.               Families looking to minimize the cost of a vacation may try to reduce the number of bags checked to avoid checked bag fees. Families with more money to spend may not mind paying for the convenience of checked bags.

2.               A low base fare might (but might not) encourage passengers to sign up for extras or book a more expensive hotel or longer stay.

3.               A low base air fare might discourage passengers from purchasing the Trip-Flex product.  Conversely, higher base air fares might encourage the purchase of Trip-Flex.  The establishment of base air fares depends on many factors not necessarily related to our ancillary revenue.

4.               Passengers may, but may not, be more likely to buy assigned seats for longer flights than shorter flights.  If we change the mix of our flight schedule in this way, it may (but may not) impact this ancillary revenue product.

5.               The sale of show tickets will depend on the popularity of the shows offered.

6.               The number of checked bags may depend on the length of stay which is affected by hotel rates, vacation budgets and the distance traveled.

7.               We sell more hotel rooms in Las Vegas than in our other leisure destinations.  If we decide to fly more or fewer flights to Las Vegas, this aspect of our ancillary revenue will be impacted accordingly.

8.               The purchase of hotel rooms will likely be based on the attractiveness of our pricing which is significantly impacted by the rates being offered to us by the hotels, over which we have little or no control.

In summary, the take-rates of the various elements of our ancillary revenue products are based on so many factors beyond our control, we do not believe investors could appropriately derive any meaningful information from any sub-characterizations.

Nevertheless, in response to the Staff’s comment, in future filings, we will consider whether it would be appropriate to disclose revenue from any sub-groupings of the various elements of ancillary revenue and will also seek to quantify and discuss factors specific to those ancillary revenue products which result in a material change to our ancillary revenue from period to period.

5.              Please ensure that you quantify all material factors to which variances are attributed. For example, you state that ancillary revenue increased due to an increase in baggage fees but do not quantify this factor.

Company Response:

In response to the Staff’s comment, in future filings, we will quantify and discuss all material factors to which variances are attributed.

6.              Please revise your discussion and analysis of fixed fee contract revenue to disclose information that will provide context for the results of this line of business.  For example, disclose the number of available seat miles, flights, or other relevant metric that is the primary driver of you earning of fixed fee contract revenue, so that readers will be able to assess whether changes are being driven by rates or volume and the extent of each.

Company Response:

Please note that the operating statistics included as part of our management’s discussion and analysis provides comprehensive information regarding our total system operations and our scheduled service operations. Virtually all of the differences between these two sets of figures are attributable to our fixed fee flying. As such, investors can readily determine the number of ASM’s, departures, passengers, block hours and other metrics associated with our fixed fee flying.

In response to the Staff’s comment, in future filings, we will consider expanding our management’s discussion and analysis to better clarify the effect of these metrics on fixed fee flying revenue from period to period.

Liquidity and Capital Resources, page 41

7.              We note that the timing and type of maintenance events may cause maintenance and repairs expense to vary significantly from period to period, and that in fact this was the case in 2008 as each maintenance event that happened to be required during 2008 was more costly on average than those in 2007.  In light of this variability and significance of such costs on your operations, please expand to discuss the timing and type of events expected to occur in future periods as well as the amount of expected cash use, to the extent reasonably known.

Company Response:

The maintenance and repairs expense is most significantly impacted by heavy maintenance checks, which consist of more complex inspections and servicing of the aircraft and engines.  These heavy maintenance events can be scheduled and unscheduled.  Scheduled maintenance is typically based on utilization of aircraft and engines and the range of the expense from each scheduled maintenance event can be anticipated with some degree of accuracy.  However, unscheduled maintenance is unpredictable as the timing and extent of the repair event was not anticipated. The cost of any repair event may be significantly impacted by the unknown nature of the repair at the time commenced, the cost of replacement parts at the time,  repair or tear down analysis based on airframe and engine market prices at the time of failure, impact on aircraft utilization from capacity changes, and other cost variables.

We do not believe any significant fluctuation in our maintenance and repairs expense from period to period would likely result in our liquidity increasing or decreasing in a material way.  We have provided investor guidance in Form 8-K filings regarding an expected range of maintenance and repairs expense per aircraft per month which we believe provides for some transparency into our expectations with respect to this expense line item.

In response to the Staff’s comment, in future filings, we will consider expanding discussions to describe the timing and type of events expected in future periods to the extent reasonably known.

Revenue Recognition, page 61

8.              Please explain to us your basis for recognizing revenue from the sale of travel protection at the time of sale.

Company Response:

Our travel protection product (“Trip-flex”) provides customers, for a nominal fee, the flexibility to make unlimited changes to their reservations in the future at no additional charge.   Trip-flex is not insurance but rather a prepaid change fee which is entirely optional and is non refundable.  Typical itinerary modifications would include changes in passengers, travel dates, hotel accommodations, etc.  Trip-flex is not tied to any particular date of travel and has historically been considered a separate transaction independent from the original ticket sale, similar to change fees and recognized as revenue at the time of purchase.  The sale of Trip-flex began in August 2007.  Revenue from the sale of Trip-flex for the years ended December 31, 2008 and 2007 was $11.5 million and $3.5 million, respectively.  Trip-Flex revenue as a percentage of total revenues for the years ended December 31, 2008 and 2007 was 2.3% and 1.0%, respectively.

The Airline Audit Guide (“AAG-AIR”) provides an accounting convention for the recognition of revenue for “Change and Other Transaction Fees”.  The application of this convention is for the recognition of these products when the ultimate transportation service is provided.  However, our current practice is to record these Trip-flex charges as revenue upon sale. As these amounts have historically been immaterial and most travel related to Trip-flex revenues has occurred in the same quarter, our current policy does not differ materially from the method recommended in the AAG-AIR.  Although not material, the Company is currently evaluating adopting an accounting convention that would adhere to the strict guidance related to “Change and Other Transaction Fees” contained in the AAG-AIR.  Adoption of an accounting convention acceptable under AAG-AIR guidance would not be considered a Change in Accounting Principle based on ASC 250-10-45-la (formerly Paragraph 5 of Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections (“FAS 154”)).

Note 9.Related Party Transactions, page 73

9.              With respect to certain lease agreements with related parties, we note your representation that the terms of such agreements are at least as favorable as the Company could receive in arm’s length transactions.  Please note that representations about transactions with related parties should not imply that they were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.  Refer to paragraph 3 of SFAS 57.

Company Response:

The Company has noted the Staff’s comment and will in the future report related party transactions in accordance with SFAS 57 in all respects.

Exhibits 31.1 and 31.2

10.       We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  The certification must be provided exactly as stated in Item 601(b)(31) of Regulation S-K.  Provide a separate certification in future filings for each the principal executive and principal financial officer.  You do not need to reference the other titles of the individuals signing in those capacities.  Refer to Item 601(b)(31).

Company Response:

In future filings, the Company will revise certifications as required by Exchange Act Rule 13a-14(a) and in accordance with Item 601(b)(31).

The Company hereby acknowledges that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “SEC” or the “Commission”);

•              SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•              The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please confirm that the foregoing satisfies the concerns expressed in the Staff’s comment letter. Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Very truly yours,

/s/ Robert B. Goldberg

Robert B. Goldberg
Counsel to the Company

cc:	Andrew Levy, CFO
Scott Sheldon, Principal Accounting Officer